ICE Securities Execution & Clearing, LLC

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2022

With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICE Securities Execution & Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 East 52nd Street, 40th Floor
(No. and Street)

New York	NY	10055
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

55 Ivan Allen Jr Blvd Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John McKissick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICE Securities Execution & Clearing, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, ICE Securities Execution & Clearing LLC is making this filing without a notarization.

Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICE Securities Execution & Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 East 52nd Street, 40th Floor
(No. and Street)

New York	NY	10055
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

55 Ivan Allen Jr Blvd Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Thomasson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICE Securities Execution & Clearing, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, ICE Securities Execution & Clearing LLC is making this filing without a notarization.

Notary Public

Signature: Sean Thomasson
Sean Thomasson (Feb 27, 2023 11:19 EST)

Title:
Finance and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICE Securities Execution & Clearing, LLC
Index
December 31, 2022



EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of ICE Securities Execution & Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICE Securities Execution & Clearing, LLC (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
Atlanta, GA
February 27, 2023

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2022

($ in thousands)

Assets

Cash and cash equivalents	$48,853
Cash segregated under federal and other regulations	2,000
Receivables from brokers or dealers, clearing organizations, and customers	23,841
Receivables from affiliate	648
Capitalized software, net	1,413
Other assets	669
Total assets	$77,424

Liabilities and Member's Equity

Liabilities

Payables to brokers or dealers, clearing organizations and customers	$14,977
Payables to affiliates	489
Other liabilities	2,094
Total liabilities	17,560
Member's equity	59,864
Total liabilities and member's equity	$77,424

The accompanying notes are an integral part of this financial statement.

2

ICE Securities Execution & Clearing, LLC
Notes to the Statement of Financial Condition
As of December 31, 2022

($ in thousands)

1. **Organization and Nature of Operations**

   ICE Securities Execution & Clearing, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of ICE ETF Hub, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears transactions, through fully disclosed clearing agreements, on behalf of ICE Bonds Securities Corporation ("IBSC") and ICE Markets Limited, which are wholly-owned subsidiaries of ICE. No transactions were cleared for ICE Markets Limited in 2022.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from these estimates.

   Unless otherwise indicated, the terms "we," "us," "our," or "our company," in this report refer to ICE Securities Execution & Clearing LLC.

   Cash and Cash Equivalents
   We consider all short-term, highly liquid investments with maturities of three months or less at the time of purchase that are not segregated and deposited for regulatory purposes to be cash equivalents.

   Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2022, include $43,049 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

   Cash Segregated Under Federal or Other Regulations
   The Company is subject to Rule 15c3-3 under the Exchange Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers. Included in cash segregated under federal and other regulations at December 31, 2022 was $1,000 segregated in a special reserve account for the exclusive benefit of customers and $1,000 in a special reserve account for the exclusive benefit of brokers and dealers. The amounts recognized as cash segregated under federal and other regulations approximate fair value.

   Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers
   Receivables from and payables to brokers or dealers, clearing organizations, and customers primarily represent amounts due for securities failed to deliver or failed to receive and deposits with clearing organizations. The receivables are reported at their outstanding principal balance.

($ in thousands)

2. Summary of Significant Accounting Policies(continued)

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

ASU 2016-13, Financial Instruments - Measurement of Credit Losses on Financial Instruments, primarily impacts the Company's receivables from customers, broker-dealers and clearing organizations. A portion of the Company's trades and contracts are cleared through a clearing organization and are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company during this short period of time.

Capitalized Software
The Company capitalizes costs related to software it develops or obtains for internal use. The costs capitalized include both internal and external direct and incremental costs. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over the useful life of the software. Amortization begins only when the software becomes ready for its intended use.

The Company also capitalizes the costs related to licenses acquired for internal use software and records the unpaid license fees related to the intangible asset in other liabilities. At December 31, 2022 there were $1,077 in unpaid license fees included in other liabilities.

Revenue Recognition
The Company earns clearing revenue related to clearing trades on behalf of affiliates IBSC and ICE Markets Limited. All clearing revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the statement of financial condition as receivables from affiliate. Payment is typically received the month after the trades are cleared. The Company does not have obligations for warranties, returns or refunds to customers.

Clearance, brokerage and other transaction expenses, are accounted for when incurred.

Income Taxes
The Company and its Parent are single member LLCs of ICE. They are treated as disregarded entities for income tax purposes and are therefore treated as divisions of ICE. As such, the Company is not subject to entity-level federal, state or local income tax. All revenues, expenses, gains and losses of the Company are included in the consolidated tax returns of ICE. The Company has adopted ASU 2019-12, Simplifying the Accounting for Income Taxes, which specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. The Company does not allocate the consolidated amount of current and deferred tax expense of ICE to itself. Therefore, no income tax provision is reported in the financial statement and no disclosure on income tax provision is reported in the accompanying footnotes.

($ in thousands)

3.   Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2022, as such lease commitments reside with related affiliates.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters would have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4.   Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2022 consist of the following.

Assets

Securities failed to deliver- customers	$ 3,029
Securities failed to deliver- brokers or dealers	14,580
Deposits with clearing organizations	6,232
Total receivables from brokers or dealers, clearing organizations, and customers	23,841

Liabilities:

Securities failed to receive- customers	649
Securities failed to receive- brokers or dealers	14,328
Total payables to brokers or dealers, clearing organizations, and customers	14,977

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers or dealers for the contract value of securities that have not been delivered or received on settlement date. Fails to deliver and fails to receive open at December 31, 2022, which remain unsettled as of February 27, 2023, are not material to the Company's financial statement.

5.   Related Party Transactions

The Company performs clearing services on behalf of an affiliate. Throughout the year the Company incurs licensing costs from its affiliates for accessing fixed income pricing and rent expense from its affiliates for office space by personnel.

The Company has Services Agreements with affiliates including ICE and Creditex Group, Inc., whereby certain support services are provided by the affiliates. The Agreements provide for allocation methodologies for certain administrative expenses that reflect the Company's proportionate share of these costs. These operating costs include facilities and occupancy costs, information technology and communications, and other administrative support costs, including personnel.

ICE Securities Execution & Clearing, LLC
Notes to the Statement of Financial Condition
As of December 31, 2022

($ in thousands)

5. Related Party Transactions(continued)

The agreements provide for the Company's expenses and liquidity needs to be met by ICE without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed personnel and the Company is dependent on its affiliates providing the services in order for the Company to carry out its operations.

At December 31, 2022, the Company owed $489 to ICE and its subsidiaries related to these Agreements, included in due to affiliates in the accompanying statement of financial condition. Payment of these related party balances by the Company is due at least annually under the Agreements and no interest is charged on the balance. Payments of $4,579 were made to affiliates during the year ended December 31, 2022.

At December 31, 2022, the Company had $648 in balances reported as due from affiliates in the accompanying statement of financial condition. Payments of $8,914 were received from affiliates during the year ended December 31, 2022.

On August 15, 2019, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICE (the "Lender"). The Lender has committed $55,000 of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Credit under the Agreement may be advanced through August 9, 2023, with all unpaid principal and interest due on August 9, 2024. Interest is payable at current rates at the advance date. The Lender may accelerate the payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears at a rate of 0.125%. The Company had the following drawdowns and repayments during 2022:

Date	Activity	Amount	Balance
2/3/2022	Drawdown	5,000	5,000
2/7/2022	Repayment	(5,000)	-
5/11/2022	Drawdown	10,000	10,000
6/30/2022	Drawdown	15,000	25,000
7/27/2022	Drawdown	5,000	30,000
9/30/2022	Drawdown	25,000	55,000
10/27/2022	Repayment	(40,000)	15,000
12/28/2022	Drawdown	40,000	55,000
12/29/2022	Repayment	(55,000)	-

On December 21, 2021, the Company amended the Agreement with the Lender. Credit under the Agreement may now be advanced through October 15, 2025, with all unpaid principal and interest due on October 15, 2026.

There was no outstanding loan balance at December 31, 2022. The Company drew down $20,000 from the Agreement on January 13, 2023 to facilitate settlement of trading activity. The balance was still outstanding at February 24, 2023.

ICE Securities Execution & Clearing, LLC
Notes to the Statement of Financial Condition
As of December 31, 2022

($ in thousands)

6. Capitalized software

Capitalized software consisted of the following:

	As of December 31, 2022	Depreciation Period Years
Software	$ 1,336	3-5
Software license, net	$ 996	5
Less accumulated depreciation and amortization	$ (919)	
Capitalized software, net	$ 1,413	

Software license, net is net of amortization. The accumulated amortization associated to the software license is $1,613.

7. Concentration

The Company's cash and cash equivalents and cash segregated under federal and other regulations are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2022, the Company's net capital of $55,962 was $55,712 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company is subject to the Rule 15c3-3, which requires the Company to maintain a "special reserve bank account for the exclusive benefit of customers" and a "special reserve bank account for the exclusive benefit of brokers and dealers" and at all times maintain funds or qualified securities computed in accordance with a formula set forth in the rule. As of December 31, 2022, the Company's customer account reserve requirement was $570 and the proprietary securities account of a broker or dealer("PAB") account reserve requirement was $0. Total deposits in the customer reserve bank account and PAB reserve bank account were $1,000 each.

($ in thousands)

9.   Subsequent Events

We have evaluated subsequent events through February 27, 2023 and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.